MIT

MEDICAL INTERNATIONAL TECHNOLOGIES (MIT CANADA) INC.

DISTRIBUTION AGREEMENT entered into at Montreal, Canada the <u>25</u> day of <u>Aug</u> 2003.

BETWEEN: **MEDICAL INTERNATIONAL TECHNOLOGIES (MIT CANADA) INC**., company, having an office and place of business at 2281 Guenette, Montreal (Saint-Laurent section), Quebec, Canada, H4R 2E9 (hereinafter referred to as the "Manufacturer")

AND: **FRONTIER INTERNATIONAL CO., LTD**
<u>9-1, Chome, Gorikido Asar-ku, Kawasaki-shi Kanagawa-Ken</u>
(hereinafter referred to as the "Distributor)   JAPAN

(The Manufacturer and the Distributor hereinafter collectively referred to as the "Parties")

WHEREAS the Manufacturer has developed and is the sole and exclusive owner of the products described in Schedule A (the "Products");

WHEREAS the Distributor wishes to enter into an agreement with the Manufacturer whereby the Distributor will undertake responsibility for the distribution and sale of the products on an exclusive basis throughout the Territory (as hereinafter defined) on the terms and conditions contained herein.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants contained in this agreement, the Parties agree as follows:

DEFINITIONS AND SCHEDULES

1. *Definitions*. As used in this agreement, the following words and phrases shall have the following meanings:

    (a) "Agreement" means this distribution agreement, together with the schedules which are attached hereto and which are an integral part hereof;
    (b) "Term" means the term of this Agreement as provided in section 11 including any renewal provided thereunder;
    (c) "Territory" means <u>Japan</u>.
    (d) "Trade-Mark" means the registered trade-mark "Agro-Jet or Med-Jet".

2. *Schedules*. The attached schedules form part of this Agreement.

    (a) Schedule A: Products
    (b) Schedule B: Price List
    (c) Schedule C: Territory(ies)
    (d) Schedule D: Purchase Quota

APPOINTMENT AND TERRITORY

3. *Appointment*. Provided that the Distributor has not breached any of the provisions of this Agreement and provided further that the Distributor has diligently and faithfully carried out his duties and obligations imposed on him by the Agreement, the Manufacturer hereby grants to the Distributor the right to distribute and sell the Products within the Territory and hereby appoints the Distributor as his non-exclusive distributor for the territory(ies) set forth in Schedule C for this purpose.

4. *Purchase of Products*. The Distributor will purchase the Products for resale only from the Manufacturer.

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5. *Sub-Distributors*. In connection with the performance of his obligations hereunder, the Distributor shall have the right to appoint sub-distributors, with the written approval of the Manufacturer, which approval may not be unreasonably withheld. As a condition of such appointment, such sub-distributors shall be entitled to distribute the Products only within the Territory and subject to and in accordance with the terms of this Agreement. Furthermore, the Distributor shall keep the Manufacturer informed of the activities of these sub-distributors, and the Distributor shall continue to be subject to his obligations and duties contained in the present Agreement.

6. *Restriction on Sale of Products*. Subject to the terms of this Agreement, during the Term, the Manufacturer shall have the sole and exclusive right to sell his products directly to pharmaceutical companies.

7. *Sales Outside Territory*. The Distributor shall not, directly or indirectly, distribute or sell Products for delivery to any location outside of the Territory.

8. *Referrals*. The Manufacturer agrees to refer to the Distributor all inquires, orders or requests for Products originating from or intended for delivery within the Territory.

9. *"Turn Key" Company or Government Agency*. In case Products requested, purchased direct by a "turn key" company or a government agency to be delivered within the Territory, the Manufacturer will refer all business to the Distributor for resale.

10. *Solicitation*. The Distributor agrees that he will not solicit orders or seek customers for the Products, advertise the Products, maintain any branch for marketing the Products or keep any stock of the Products outside the Territory.

TERMS AND RENEWAL

11. Term. This Agreement shall become effective upon its execution by both Parties hereto and, unless terminated earlier in accordance with the provisions of this Agreement, shall remain in effect for a period of three (3) years from the date of such execution (the "Initial Term").

12. Renewal. Upon the expiry of the Initial Term and provided that the Distributor meets his minimum purchase quota, as defined in Schedule D, and further that the Distributor is not otherwise in default hereunder, the Distributor may, by notice in writing to the Manufacturer, to be given not less than three (3) months prior to the expiry of the Initial Term, renew this Agreement upon the terms and conditions herein contained for an additional three (3) year term (the "Renewal Term").

MINIMUM PURCHASE QUOTA

13. *Minimum Purchase Quota*. During the Initial Term and each Renewal Term, if applicable, the Distributor covenants and agrees to purchase from the Manufacturer for distribution within the Territory not less than the minimum purchase quota set forth in <u>Schedule D</u>. In the event that the Distributor shall purchase more than the minimum purchase quota required in a particular year, the excess shall not be credited towards meeting his quota for the subsequent year or years, as the case may be.

14. The determination of the minimum purchase quota is made by good faith negotiation between the Parties. The Distributor agrees that the performance of the minimum purchase quota is essential, fair and reasonable and that the Distributor's failure to meet this performance standard shall be conclusive evidence that the Distributor failed to fulfill his obligations under this Agreement, that the failure is not being cured, and that the failure shall constitute good cause for the termination of this Agreement under section 46 of this Agreement.

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15. The Distributor shall provide the Manufacturer each year during the life of the Agreement, with a yearly purchase order for the minimum yearly purchase quota as set out in Schedule D of the Agreement. The Manufacturer shall deliver to the Distributor the monthly quantities as set out in Schedule D for that year, until the order has been delivered in its totality, provided that the Distributor respects the payment terms described in section 27.

16. *Minimum Purchase Quota per Year*. Notwithstanding section 15, the Distributor must reach his minimum purchase quota per year as set forth in Schedule D.

17. *General Review of Minimum Purchase Quota*. Notwithstanding sections 14 to 16, the Parties may, from time to time, review the minimum purchase quota set forth in Schedule D.

OTHER OBLIGATIONS OF THE DISTRIBUTOR

18. *Other obligations*. The Parties agree that during the Term of this Agree the Distributor shall:

    (a) Use his best efforts to advertise and promote the sale of the Products in the Territory and to make regular and sufficient contact with the present and potential customers of the Distributor, at his own expense;
    (b) Maintain adequate sales and warehouse facilities and sufficient stock of the Products to ensure prompt service to customers of the Distributor;
    (c) Maintain and provide an adequate after sales service to end users;
    (d) Promptly comply with the terms of sale for any of the Products as herein provided and honor any warranty offered by the Manufacturer on the Products;
    (e) Anticipate requirements and order promptly when required for the purpose of facilitating shipments at minimum transportation costs;
    (f) Give two (2) months written notice to the Manufacturer for out of schedule purchases required; and
    (g) Promptly pay to the Manufacturer the sale price as herein provided.

19. *Sales and Marketing*. Subject to the provisions of this Agreement, the determination of sales and marketing strategies and selling prices for the Products within the Territory during the Term shall be the sole responsibility of the Distributor and at his own expense. However, the Distributor agrees to consult the Manufacturer from time to time in connection with sales and marketing strategies for the Products.

20. *Market Change*. The Distributor must promptly advise the Manufacturer of any major change in market conditions or activities of competitors in the Territory.

21. *Non-Competition*. During the term of this Agreement the Distributor shall not market or sell any other product within the Territory that directly competes with the Products on the basis of substantially similar price, features or performance.

22. *Regulations*. The Distributor is responsible for complying with all regulations and statutes relates to the Products within the Territory and for obtaining all necessary licenses and permissions to enable the Products to be imported and sold into the Territory.

PRICES AND PAYMENTS

23. *Sale Prices*. The Manufacturer shall provide Distributor with his price-list of the Products, as set out in Schedule B.

24. *Taxes*. All prices are exclusive of sales, use, or other similar taxes, whether federal, provincial, local or foreign.

25. *Currency*. The Manufacturer currently prices and invoices Products in U.S. dollars.

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26. *Price Changes*. The Manufacturer may, from time to time, alter all or vary any of the prices in respect of any Products by giving in writing to the Distributor a six (6) months notice.

27. *Payment*. Payment for the Products ordered by the Distributor shall be made to the Manufacturer by bank transfer before delivery, or by Confirmed and Irrevocable Letter of Credit paid at sight.

28. *Other fees and expenses*. All fees for legalization, certification and/or administrative purposes relating to a letter of credit, and/or required by the Distributor for the purpose of importing the Products shall be at the expense of the Distributor. The Manufacturer undertakes to advise the Distributor in advance of the exact amount of any such applicable fees in order that the Distributor may include the said fees with his payment.

29. *Suggested Selling Prices*. The Manufacturer may provide to the Distributor, from time to time, lists setting out his suggested selling prices with respect to the Products. The Distributor shall have the right to establish his own selling prices for the Products within the Territory. If the Distributor does not sell the Products at the selling prices suggested by the Manufacturer, the Distributor dies not suffer in any way in his business relations with the Manufacturer or any other person whom the Manufacturer can otherwise influence or control.

REPRESENTATIONS AND WARRANTIES OF THE DISTRIBUTOR

30. The Distributor represents and warrants and/or covenants to the Manufacturer that:

    (a) The Distributor is and will continue to be a duly formed and validly existing entity in good standing under the laws of the state and country of his organization;

    (b) The Distributor has full right, power and authority, corporate and/or otherwise, to execute and deliver this Agreement and to otherwise consummate the transactions contemplated by this Agreement;

    (c) The execution, delivery and performance by the Distributor under this Agreement, and the transactions and actions contemplated hereunder, have been duly authorized by all necessary action by the Distributor. This Agreement, when duly executed and delivered, constitutes a valid, legal and binding obligation of the Distributor enforceable in accordance with its terms; and

    (d) The execution, consummation of the transactions contemplated by and/or compliance with the terms and provisions of this Agreement will not conflict with, result in a breach of, or constitute a default under any of the terms, conditions or provisions of the Distributor's constituent documents or any Agreement, lease, indenture, mortgage, deed of trust, land contract, license or other instrument to which the Distributor is a party or by which the Distributor may be bound or affected or to which the Distributor is subject, or any law, regulation, order, writ, injunction or decree of any court or agency or regulatory body.

RESPONSIBILITIES AND WARRANTIES OF THE MANUFACTURER

31. *Responsibilities*. The Parties agree that during the Term of this Agreement the Manufacturer shall:

    (a) Provide the Distributor with such information as the Manufacturer considers appropriate in order to assist the Distributor in the preparation of sales and marketing material and shall provide the Distributor with his sales promotional material relating to the Products in order to facilitate advertising of the Products, together with such information as the Manufacturer deems appropriate in connection with any warranties relating to the Products;

    (b) Arrange for the manufacture and delivery of all order of Products placed by the Distributor to the Distributor at his designated warehouses in a prompt and timely manner;

    (c) Permit the Distributor to hold himself out as an authorized distributor of the Products; and

    (d) Package and label all Products in accordance with applicable Canadian standards and in compliance with Canadian law.

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32. *Warranties*. Manufacturer represents and warrants to the Distributor that:

   (a) The recitals to the Agreement are true and correct;
   (b) The Manufacturer has all the right, title and interest in and to the Products and has the right to license the Distributor herein; and
   (c) The Manufacturer has ot granted to any other person, other than the Distributor, any license or other right to manufacture, sell, distribute or otherwise deal with the Products in the Territory.

WARRANTIES AND LIABILITY FOR THE PRODUCTS

33. *Warranties*. The Manufacturer warrants each major component manufactured by him to be free from defects in material and workmanship under normal use for a period of one (1) year from the date of shipment to the Distributor. The Manufacturer's sole obligation under this warranty towards the Distributor, who acknowledges that he is a professional in the field covered by the Products, is to provide free of charge replacements for any part or parts of such major components found to be defective, provided:

   (a) That the defect shall not be due to mishandling;
   (b) That the Distributor notifies the Manufacturer as described in section 34 of any such defect prior to the expiration of the warranty period; and
   (c) That, upon request of the Manufacturer, the Distributor returns the defective part or parts to the Manufacturer, freight prepaid. However, should the defect be a Manufacturer's defect, freight will be paid by the Manufacturer.

34. *Procedure for defects*. The Manufacturer must be notified in writing by the Distributor of any defect or defects of the Products. Such notification is valid only if received by the Manufacturer within ten (10) days after the Distributor has received the Products at the agreed destination. If, in spite of careful examination, defects of the Products are not discovered within ten (10) days of their reception by the Distributor, the Manufacturer must be notified immediately upon discovery.

35. *Safety*. The Distributor undertakes to strictly follow the Manufacturer's instructions regarding safety and environmental data with respect to the storage, handling, use or processing of the Products supplied, and to pass such instructions should he resell the Products to a sub-distributor.

36. Any recommendations made by the Manufacturer with regard to the further use and processing of the Products supplied are based on information, methods and practices believed to be reliable. The results obtained may vary with manufacturing conditions and techniques utilized at the Distributor's premises, which are beyond the Manufacturer's control. Accordingly, the Manufacturer can make no guarantees, warranties and assumes no responsibility for a finished product resulting from such further use and processing, but provides the recommendations as a service to the Distributor, subject to the Distributor's own judgment and decisions to observe said recommendations, in line with existing laws, regulations and third party rights.

37. *Insurance*. The Manufacturer will maintain a global liability insurance on his products of $1,000,000.

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EXCHANGE OF PRODUCTS

38. The Distributor cannot return the Products to the Manufacturer for refund. However, within three months of the reception of the ordered Products by the Distributor, the Distributor has the right to return to the Manufacturer all or part of the Products received, for exchange with other products of the Manufacturer, of equal or lesser value. If the Distributor wishes to exchange the returned Products with other products of the Manufacturer of superior value, the Distributor must pay the difference in price between the returned Products and the products to be sent by the Manufacturer in exchange, according to the present Agreement. Furthermore, for every exchange of Products, the Distributor must:

   (a) Pay to the Manufacturer a "Restocking charge" representing 20% of the price paid by the Distributor for the purchase of the returned Products;
   (b) Pay all transportation fees and/or any other applicable fees or taxes;
   (c) Pay any fees related to any modifications that must be made by the Manufacturer to the returned Products before returning them back to the Distributor.

TRAINING FOR THE PRODUCTS

39. *Training of the Manufacturer*. Before the Distributor starts distributing the Products in the Territory under the terms of this Agreement, a representative or representatives of the Distributor must receive from the Manufacturer a training on the Products. The training will be held at the place chosen by the Manufacturer. Transportation, accommodation and substance expenses incurred with regards to the training or during the training will be entirely and exclusively at the charge of the Distributor. Direct expenses related to the training (material expenses or instructor's fees) will be at the charge of the Manufacturer.

40. *Training of the Distributor*. After the training, the Distributor undertakes to give the same training on the Products to every person (employee or sub-distributor) that will utilize the Products under the terms of this Agreement. The Distributor must follow the specific instructions of the Manufacturer during the training he will give, and use all material or documentation the Manufacturer considers appropriate to provide in order to assist the Distributor in his training. All expenses relating to the training given by the Distributor will be at the charge of the Distributor. However, if the Manufacturer chooses to provide training material or documentation to the Distributor, all expenses relating to such material and documentation, including transportation, will be at the charge of the Manufacturer.

41. Certificate. After the training of the representative or the representatives of the Distributor is completed, and the Manufacturer is satisfied that those representatives acquired the knowledge and the competence necessary for an effective and security use of the Products, the Manufacturer will deliver to each representative a Certificate that will authorize them to utilize the Products. After the training given by the Distributor is completed and the Distributor is satisfied that the persons he gave the training to have acquired the knowledge and the competence necessary for an effective and security use of the Products, the Distributor will deliver to each person so trained a Certificate that will authorize them to utilize the Products.

42. No person is authorized to utilize the Products if she or he is not the holder of the Certificates described at section 41.

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INTELLECTUAL PROPERTY

43. *Intellectual Property*. All intellectual property rights relating to the Manufacturer, the Products and this Agreement, including all names, trade-marks, copyrights, patents, mask works, trade secrets, know-how, technology, computer software and related documentation and any other intellectual property rights (the "Intellectual Property"), are and shall remain the property of the Manufacturer and nothing in this Agreement shall be deemed to grant to the Distributor a license or other right to use the Manufacturer's Intellectual Property, except as expressly provided in section 45. Upon the termination or expiration of this Agreement and/or the Term, the Distributor shall immediately discontinue all use of all of the Manufacturer's Intellectual Property.

44. *Use of Trade-Mark*. The Manufacturer hereby grants the Distributor the right to sell the Products in the Territory bearing their Trade-Mark, in accordance with this Agreement.

45. Obligations of Parties. In connection with the use of the Intellectual Property, the Parties agree as follows:

(a) Any intellectual property the Distributor may develop in the course of his performance of this Agreement or which relates in any manner to the Products shall be the property of the Manufacturer and is hereby assigned to the Manufacturer. The Distributor agrees to execute any formal assignments or other documents as the Manufacturer may request to effectuate such assignment;

(b) The Distributor agrees that, if under any law of the Territory, the Distributor has heretofore acquired or may hereafter acquire any rights in or the Intellectual Property, without prejudice to any other right of the Manufacturer, the Distributor shall, on the expiration or termination of this Agreement, assign all such rights, if any, to the Manufacturer;

(c) The Distributor is bound not to take or allow any actions to be taken which will in any way impair the rights or ownership of the Manufacturer in and to the Intellectual Property belonging to him;

(d) The Distributor shall promptly notify the Manufacturer of any suspected infringement or passing off or any pending or threatened litigation or other proceeding concerning the Intellectual Property which may come to his attention; and

(e) The Manufacturer shall use his best effort to prosecute, defend and conduct at his own expense all suits involving the Intellectual Property including, without limitations, actions involving infringement or passing off and will undertake any actions or litigate any proceeding reasonably necessary for the protection of the Intellectual Property, and the Distributor shall provide every assistance to the Manufacturer in such defense at the cost of the Manufacturer.

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TERMINATION

46. Each of the Distributor and the Manufacturer shall have the right to terminate this Agreement (except for those sections which by their nature survive termination), upon the occurrence of any of the following events, such termination to be effective immediately upon receipt of or deemed receipt by the other party of written notice to that effect:

   (a) If a party is in default of any of the provisions, terms or conditions herein contained and shall fail to remedy such default within thirty (30) days of written notice thereof from the other party;
   (b) The other party becomes bankrupt or insolvent, makes an assignment for the benefit of his creditors or attempts to avail himself of any applicable statute relating to insolvent debtors;
   (c) If the other party winds-up, dissolves, liquidates or takes steps to do so or otherwise ceases to function as a going concern or is prevented from reasonably performing his duties hereunder; or
   (d) If a receiver or other custodian (interim or permanent) of any of the assets of the other party is appointed by private instrument or be court order or if any execution or other similar process of any court becomes enforceable against the other party or his assets or if distress is made against the other party's assets or any part thereof.

47. *Minimum Purchase Quota*. Notwithstanding section 46, the Agreement shall terminate immediately, upon receipt by the Distributor of a written notice from the Manufacturer, If the Distributor does not meet the minimum purchase quota set forth in Schedule D.

48. *Products Ordered*. Between notice of termination and the date of termination, the Manufacturer may, at his own option, fulfill the orders for Products placed by the Distributor if the Manufacturer is satisfied that such Products will be disposed of by the Distributor before the date of termination to the ultimate client and at sales conditions prescribed under this Agreement. In the event the Manufacturer decides not to fulfill the order for Products placed by the Distributor and decides to fulfill himself the orders placed by customers to the Distributor, at the request of the Manufacturer, the Distributor shall provide all reasonable assistance and take all other reasonable steps to enable the Manufacturer to do so.

POSITION UPON TERMINATION

49. Upon termination of this Agreement for any reason whatsoever, the following shall apply:

   (a) Each party shall reconvene and release to the other party all rights and privileges granted by this Agreement;
   (b) The Distributor shall return to the Manufacturer or otherwise dispose of as the Manufacturer may direct all promotional literature, manuals, catalogues, instruction sheets, diagrams, informational or technical material and other typed or printed matter relating to the Products or to the business of the Manufacturer and all copies, notes and extracts thereof in the possession or under control of the Distributor;
   (c) The Distributor shall cease using the Manufacturer's Intellectual Property and Trade-Mark and thereafter refrain from holding himself out as an authorized distributor of the Manufacturer;
   (d) If requested by the Manufacturer, the Distributor shall sell to the Manufacturer, at the original net price paid by the Distributor plus actual freight charges for delivery to the Manufacturer, all of the Products sold by the Manufacturer to the Distributor and on hand in the Distributor's place of business or in the possession or the control of the Distributor at the time of termination of this Agreement and deliver same to the Manufacturer forthwith upon request, provided however, that the Manufacturer may reject any of the Products so delivered, which are not in first class condition;
   (e) The Distributor shall immediately pay all amounts owing by him to the Manufacturer; and
   (f) The Distributor shall not have the right to claim any compensation of indemnity whatsoever for surrendering the representation of the Products, the customer or the goodwill he has acquired for the Products or for any other or similar reason, regardless of which party terminates the Agreement and for what reasons.

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50. *Sales from Existing Inventory*. In case the Manufacturer does not exercise his option under section 49(d) above, and except in the event of termination due to breach of sections 7 and 29, the Distributor shall have the right to make sales of Products from the Distributor's inventory existing at the time the Agreement expires or terminates, so long as such sales are made in accordance with the applicable terms and conditions of the Agreement.

INDEPENDENT CONTRACTOR

51. This Agreement does not and shall not be construed to create any partnership or agency whatsoever as between the Manufacturer and the Distributor and the Distributor shall not, by reason of any provision contained, be deemed to be the partner, agent or legal representative of the Manufacturer nor to have the ability, right or authority to conclude any contracts, assume or create, in writing or otherwise, any obligation of any kind, express or implied, or to make any promises or representation, or give any warranties or guarantees with respect to the Products save as herein expressly permitted, in the name or on behalf of the Manufacturer.

ASSIGNMENT

52. Non-Assignability. The Parties covenant and agree that neither party shall, without the prior written consent of the other, which consent shall not be unreasonably withheld, transfer the whole or any part of this Agreement or any interest, right or obligations hereunder.

53. Assignment to Subsidiary. Notwithstanding section 51, either party may, upon giving written notice to the other, assign this Agreement to a limited company of which he is the holder of all the issued and outstanding shares and, in such case, such assignee shall have and may exercise all the rights, and shall assume all the obligations of the assignor pursuant to the Agreement and any reference to the assignor in this Agreement shall be deemed to refer to such assignee.

54. In the case of any such transfer the Parties hereto and the assignee shall execute an Agreement confirming such assignment and such assumption of obligations, provided that no such Agreement shall release the assignor from his obligations hereunder.

FORCE MAJEURE

55. If, in spite of ordinary care, any of the Parties hereto finds himself unable – by reason of any event beyond his reasonable control, such as acts of government or sovereignty, war (whether declared or not), riot, insurrection, civil commotion, sabotage or other disturbances, strike, walk out, labour controversy, accident, fire, flood, shortage or water, power, explosion, damage to plant of installations, epidemics, quarantine, restrictions, absence of usual means of communication or transportation, embargoes, unavailability of materials, default or failure of carrier, breakdown in or the loss of production or anticipated production from plan or equipment, act of God or public enemy, any law, act or order of any court, board, government or other authority of competent jurisdiction, or any other cause and more generally any other circumstances or situation, whether similar or different – to carry out his obligations hereunder in whole or in part, he shall not be liable for failure to fulfill or delay in fulfilling his obligations hereunder, to the extent they are affected by such event.

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MISCELLANEOUS

56. *Entire Agreement*. The terms and conditions contained in this Agreement, including all schedules attached hereto, constitute the entire Agreement between the Parties relating to the subject matter hereof and expressly supercedes all previous communications, representations, agreements and understandings, either oral or written, between the Parties with respect to the subject matter thereof. No agreement or understanding varying, extending or modifying this Agreement will be binding upon either party hereto unless in writing and duly signed by both Parties.

57. *Binding Agreement*. This Agreement shall ensure to the benefit of and be binding upon the Parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

58. *Notices*. All notices and other communications required or permitted under this Agreement shall be in writing and shall be mailed by registered or certified mail or delivery either by hand or by messenger, or sent via telex or fax, addressed to the address set forth at the top of this Agreement. All notices and other communications so addressed and mailed by registered of certified mail (in each case, with return receipt requested) shall be deemed to be delivered and given at the date written in the return receipt. All notices and other communications so addressed and delivered by hand shall be deemed to be delivered and given on the same day it was delivered. All notices and other communications so addressed and delivered by messenger, or sent via telex or fax, shall be deemed to be delivered and given on the first day following the date of dispatch or transmission. If, however, the deemed delivery date is not a business day in the country of receipt, then the notice shall be deemed to have been delivered on the first business day thereafter.

59. *Choice of Law and Jurisdiction*. This Agreement shall be governed and construed in accordance with the laws of the Province of Quebec. Neither party shall commence any litigation against the other arising out of this Agreement nor its termination except in a court located in the District of Montreal, Province of Quebec. Each party consents to jurisdiction over it by and exclusive venue in those courts. The Manufacturer may, however, seek injunctive relief as contemplated by the terms of this Agreement or applicable law in any court of competent jurisdiction.

60. *Arbitration*. In the event that any dispute or difference arises between the Parties, out of or in connection with the Agreement or breach of this Agreement, except with regard to the Distributor's payment obligation to the Manufacturer and the Manufacturer's right to seek injunctive relief as elsewhere provided in this Agreement, both Parties shall promptly make endeavor to resolve such dispute or difference by mutual discussions. Should such dispute remain unresolved within sixty (60) days, any such dispute or difference shall be finally settled by binding arbitration. The arbitration shall be held in Montreal, in accordance with the rules of the Province of Quebec. Any judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

61. *Severability*. If for any reason any provision of this Agreement shall be deemed by a court of competent jurisdiction to be legally invalid or unenforceable in any jurisdiction to which it otherwise applies, the validity of the remainder of the Agreement shall not be affected and the offending provision shall be deemed modified to the minimum extent necessary to make it consistent with applicable law, and, in its modified form, the provision shall then be enforceable.

62. *Captions*. The section headings and captions of this Agreement are for convenience and reference only and in no way define, limit or describe the scope or intent of this Agreement nor substantively affect it in any way.

63. *Negotiated Agreement*. This Agreement is the result of negotiations between the Parties and no party shall be deemed to be the drafter of this Agreement. The language of all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning, and not strictly for or against either party.

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64. *Non-Waiver*. The failure by any party at any time to require performance of any provision hereof shall not affect his right later to require such performance. No waiver in any one or more instances shall (except as otherwise stated herein) be deemed to be a further or continuing waiver of any such condition or breach in any other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

65. *Confidentiality*. The Distributor will sign a confidentiality agreement, which is a condition of the execution of this Agreement.

66. *Counterparts*. This Agreement is executed in two (2) counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts shall, together, constitute and be one and the same instrument. This Agreement may be executed by facsimile transmission.

67. *Language*. The Parties declare that they have requested that this Agreement be drafted in the English language. Les Parties declarent qu'elles ont exige que cette convention solt redigee en langue englaise.

IN WITNESS WHEREOF the Parties have signed on the date and at the place first above written.

MEDICAL INTERNATIONAL TECHNOLOGIES (MIT CANADA) INC.

Per: /s/   Karim Menassa
Name: Karim Menassa
Title: President and CEO

DISTRIBUTOR: FRONTIER INTERNATIONAL CO. LTD

Per: /s/   K. Onuki
Name: Katsumiko Onuki
Title: President

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